Exhibit 99.2
GLASS HOUSE BRANDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND UNAUDITED RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2024 AND 2023

Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided as of August 13, 2024 and should be read together with Glass House Brands Inc.’s (together with its wholly-owned subsidiaries, referred to as “Glass House,” the “Company,” “we,” “us” or “our”) Unaudited Condensed Interim Consolidated Financial Statements (the “Financial Statements”) as of June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023, and the accompanying notes. The financial results discussed herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and, unless otherwise noted, are expressed in United States dollars. Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca.
Overview
Glass House, formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. We are a vertically integrated cannabis company that operates in the state of California. We, through our subsidiaries, cultivate, manufacture and distribute cannabis bulk flower and trim to wholesalers and cannabis-related consumer packaged goods (“CPG”) to third-party retail stores in the state of California. We also own and operate retail cannabis stores in the state of California. Our subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares,” and, collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and common share purchase warrants are listed on the Cboe Canada exchange, trading under the symbols “GLAS.A.U” and “GLAS.WT.U,” respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF,” respectively. Our head office and principal address is 3645 Long Beach Boulevard, Long Beach, California 90807. Our registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8 Canada.
Reclassifications
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. Refer to Note 3 – Correction of Error in Previously Issued Financial Statements in the Financial Statements for further disclosure on correction of errors noted subsequent to the issuance of the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2023 and for the three and six months ended June 30, 2023.
Major Business Lines and Geographies
We view our financial results under three business lines – the creation of extensible wholesale biomass, CPG and retail. We currently generate all of our revenue in the state of California.
While many cannabis businesses prioritize brand building and customer acquisition before securing a reliable product flow, we believe that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle and a prerequisite for any other activity.
Cannabis Cultivation, Production and Sales
We operate multiple greenhouse cultivation facilities located in Carpinteria and Camarillo, California, and our manufacturing production facility is located in Lompoc California. We operate an approximately 5.5 million square foot hi-tech greenhouse facility located in Camarillo, California (“Camarillo Facility”). We completed Phase I of the Camarillo Facility which is licensed and operational. We completed the first harvest in June 2022, four weeks earlier than expected. We commenced construction on the next phase of the Camarillo Facility during 2023. We completed the first harvest from this phase in the first quarter of 2024.
We generate revenue by selling our products in bulk at wholesale and at retail to our own and third-party dispensaries in California, including raw cannabis, cannabis oil and cannabis consumer goods. Our “Farmacy” branded dispensaries are currently located in Santa Barbara, Santa Ana, Berkeley, Isla Vista and Santa Ynez, California. We also operate one dispensary located in Los Angeles, California under the brand “The Pottery.” During the year ended December 31, 2022, we completed the acquisition of Plus Products Holdings Inc., a leading edibles brand in California, as well as the acquisitions of The Pottery and three Natural Healing Center retail dispensaries located in Grover Beach, Morro Bay and Lemoore, California. In April 2023, we completed the acquisition of a Natural Healing Center retail dispensary located in Turlock, California.

Market Update and Objectives
The state of California represents the largest single state-legalized market for cannabis in the U.S., with an adult population of over 31 million. The California market is highly fragmented, with over 4,600 cultivation licenses in operation, over 1,000 distribution licenses, over 1,200 operational dispensaries, greater than 600 brands and a significant illicit market. In addition to this, burdened with high taxes, competition and weakened consumer demand, California operators may find it difficult to operate in this market. While in recent years we have seen wholesale prices decline from years past, we have seen some recent improvement in wholesale prices, and, due to our operations, we believe Glass House is best fit to capitalize on that. With this backdrop, we look to continue to use scale in cultivation and distribution (at wholesale and through our own retail dispensaries and third-party retailers) to achieve economies of scale that will allow us to outperform competitors and build superior brand awareness and loyalty.
On May 21, 2024 the U.S. Department of Justice published its notice of proposed rulemaking announcing its intention to reschedule marijuana from Schedule I of the Controlled Substances Act (“CSA”) to Schedule III, a less-restrictive schedule, of the CSA. The public comment period ended on July 22, 2024, and a final DEA ruling is forthcoming.
Comparison of the Three Months Ended June 30, 2024 and 2023
The following are the results of our operations for the three months ended June 30, 2024 compared to the three months ended June 30, 2023 (in thousands, except share and per share data):

	Three Months Ended
	June 30,
	2024	2023
Revenues, Net	$53,938	$44,665
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	25,264	20,293
Gross Profit	28,674	24,372
Operating Expenses:
General and Administrative	17,366	13,055
Sales and Marketing	682	997
Professional Fees	1,860	2,200
Depreciation and Amortization	3,723	3,570
Impairment Expense for Intangible Assets	—	1,328
Total Operating Expenses	23,631	21,150
Income from Operations	5,043	3,222
Other (Income) Expense:
Interest Expense	2,593	2,547
(Gain) Loss on Equity Method Investments	94	(36)
(Gain) Loss on Change in Fair Value of Derivative Asset	(32)	143
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(7,910)	19,100
Other Expense, Net	56	1,127
Total Other (Income) Expense, Net	(5,199)	22,881
Income (Loss) from Operations Before Provision for Income Taxes	10,242	(19,659)
Provision for Income Taxes	203	5,293
Net Income (Loss)	10,039	(24,952)
Net Income Attributable to Non-Controlling Interest	43	100
Net Income (Loss) Attributable to the Company	$9,996	$(25,052)

Income (Loss) Per Share - Basic	$0.08	$(0.39)
Income (Loss) Per Share - Diluted	$0.08	$(0.39)

Weighted-Average Shares Outstanding - Basic	73,807,711	71,092,510
Weighted-Average Shares Outstanding - Diluted	82,232,068	71,092,510

Revenue
Revenue for the three months ended June 30, 2024 was $53.9 million, which represents an increase of $9.2 million, or 21%, from $44.7 million for the three months ended June 30, 2023. Biomass revenue increased by $8.5 million, or 28%, cannabis retail revenue increased by $0.8 million, or 8%, and CPG revenue increased slightly for the three months ended June 30, 2024 as compared to the same period in the prior year. The increase in wholesale biomass revenues was primarily attributable to demand for the increased production resulting from the commencement of cultivation at Greenhouse 5 in late January 2024. As a result, the Camarillo facility reported $39.1 million in wholesale biomass revenue compared to $30.6 million in the same period in the prior year. The increase in retail operations revenues was primarily attributable to increased sales at our NHC Turlock dispensary which opened in May 2023. CPG revenues were relatively consistent with results from the same period in the prior year.
Cost of Goods Sold and Gross Profit
Cost of goods sold for the three months ended June 30, 2024 was $25.3 million, an increase of $5.0 million, or 25%, compared with $20.3 million for the three months ended June 30, 2023. Gross profit for the three months ended June 30, 2024 was $28.7 million, representing a gross margin of 53%, compared to a gross profit of $24.4 million, representing a gross margin of 55% for the three months ended June 30, 2023. The increase in cost of goods sold during the three months ended June 30, 2024 was primarily attributable to our growth in revenue and accompanying increase in production. Gross profit dollars for our wholesale biomass segment increased by $4.0 million primarily due to the increase in revenues. Gross profit percentage for wholesale biomass was unfavorably impacted by ramp up costs for our new harvest during the three months ended June 30, 2024 as compared to the same period in the prior year. Gross profit dollars for our CPG segment increased by $0.7 million primarily due to decreases in product, labor and overhead costs. Gross profit dollars for our retail segment was comparable with the prior year.
Total Operating Expenses
Total operating expenses for the three months ended June 30, 2024 was $23.6 million, an increase of $2.4 million, or 11%, compared to total operating expenses of $21.2 million for the three months ended June 30, 2023. The increase in total operating expenses was attributable to the factors described below.
General and administrative expenses for the three months ended June 30, 2024 and 2023 were $17.4 million and $13.1 million, respectively, an increase of $4.3 million, or 33%. The increase in general and administrative expenses was primarily attributed to an increase of $5.1 million in employee-related costs, which includes stock-based compensation, partially offset by lower bad debt expense of $0.9 million.
Sales and marketing expenses for the three months ended June 30, 2024 and 2023 were $0.7 million and $1.0 million, respectively, a decrease of $0.3 million, or 30%. The decrease was primarily attributable to decreases in advertising and royalty expenses of $0.3 million. Sales and marketing expenses include trade marketing, point of sale marketing for our wholesale CPG business product lines and promotions in various media outlets.
Professional fees for the three months ended June 30, 2024 and 2023 were $1.9 million and $2.2 million, respectively, a decrease of $0.3 million, or 14%. The decrease in professional fees was primarily attributable to decreases in consulting fees as compared to the same period in the prior year.
Depreciation and amortization expenses for the three months ended June 30, 2024 and 2023 were $3.7 million and $3.6 million, respectively, which is largely consistent period over period.
There was no impairment expense for the three months ended June 30, 2024 compared to $1.3 million in the prior year for intangible assets. During the three months ended June 30, 2023, management noted indicators of impairment related to retail intangible assets. As a result of the indicators and an assessment of impairments, we recorded impairment expense for intangible assets of $1.3 million for the three months ended June 30, 2023.
Total Other (Income) Expense
Total other (income) expense changed to income of $5.2 million from an expense of $22.9 million for the three months ended June 30, 2024 as compared to 2023. A gain on the change in fair value of contingent liabilities and shares payable of $7.9 million was recognized during the three months ended June 30, 2024 as compared to a loss of $19.1 million during the three months ended June 30, 2023 resulting in a change of $27.0 million. The remainder of the change was primarily due to a $1.0 million loan amendment fee recognized during the three months ended June 30, 2023.

Provision for Income Taxes
Provision for income taxes for the three months ended June 30, 2024 and 2023 was $0.2 million as compared to $5.3 million, respectively a favorable change of $5.1 million, or 96%. The favorable change in the provision for income taxes was the result of our change in tax position.
Comparison of the Six Months Ended June 30, 2024 and 2023
The following are the results of our operations for the six months ended June 30, 2024 compared to the six months ended June 30, 2023 (in thousands, except share and per share data):

	Six Months Ended
	June 30,
	2024	2023
Revenues, Net	$84,038	$72,220
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	42,838	35,274
Gross Profit	41,200	36,946
Operating Expenses:
General and Administrative	30,894	24,441
Sales and Marketing	1,159	1,649
Professional Fees	5,523	3,700
Depreciation and Amortization	7,439	7,406
Impairment Expense for Goodwill	—	14,144
Impairment Expense for Intangible Assets	—	6,854
Total Operating Expenses	45,015	58,194
Loss from Operations	(3,815)	(21,248)
Other (Income) Expense:
Interest Expense	4,799	4,627
Interest Income	—	(45)
Loss on Equity Method Investments	76	2,228
(Gain) Loss on Change in Fair Value of Derivative Asset	(145)	130
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(1,445)	22,510
Other Expense, Net	93	1,370
Total Other Expense, Net	3,378	30,820
Loss from Operations Before Provision for Income Taxes	(7,193)	(52,068)
Provision for Income Taxes	1,037	7,667
Net Loss	(8,230)	(59,735)
Net Income Attributable to Non-Controlling Interest	105	63
Net Loss Attributable to the Company	$(8,335)	$(59,798)

Loss Per Share - Basic	$(0.22)	$(0.92)
Loss Per Share - Diluted	$(0.22)	$(0.92)

Weighted-Average Shares Outstanding - Basic	73,522,518	71,673,212
Weighted-Average Shares Outstanding - Diluted	73,522,518	71,673,212

Revenue
Revenue for the six months ended June 30, 2024 was $84.0 million, which represents an increase of $11.8 million, or 16%, from $72.2 million for the six months ended June 30, 2023. Biomass revenue increased by $9.9 million, or 22%, cannabis retail revenue increased by $1.4 million, or 7%, and CPG revenue increased by $0.5 million, or 6%, for the six months ended June 30, 2024 as compared to the same period in the prior year. The increase in wholesale biomass revenues during the six months ended June 30, 2024 was primarily attributable to continued demand for the increased production resulting from the commencement of cultivation at Greenhouse 5 in late January 2024. As a result, the Camarillo facility reported $55.0 million in wholesale biomass revenue compared to $45.1 million in the same period in the prior year. The increase in retail operations revenues was primarily attributable to increased sales at our NHC Turlock dispensary which opened in May 2023. CPG revenues were relatively consistent with results from the same period in the prior year.
Cost of Goods Sold and Gross Profit
Cost of goods sold for the six months ended June 30, 2024 was $42.8 million, an increase of $7.5 million, or 21%, compared with $35.3 million for the six months ended June 30, 2023. Gross profit for the six months ended June 30, 2024 was $41.2 million, representing a gross margin of 49%, compared to a gross profit of $36.9 million, representing a gross margin of 51% for the six months ended June 30, 2023. The increase in cost of goods sold during the six months ended June 30, 2024 was primarily attributable to our growth in revenue and accompanying increase in production. Gross profit dollars for our biomass segment increased by $4.0 million primarily due to the increase in revenues. Gross profit percentage for wholesale biomass was unfavorably impacted by ramp up costs for our new harvest during the six months ended June 30, 2024 as compared to the same period in the prior year. Gross profit dollars for our CPG segment increased by $0.6 million primarily due to the increase in revenues. Gross profit dollars for our retail segment was comparable with the prior year.
Total Operating Expenses
Total operating expenses for the six months ended June 30, 2024 was $45.0 million, a decrease of $13.2 million, or 23%, compared to total operating expenses of $58.2 million for the six months ended June 30, 2023. The decrease in total operating expenses was attributable to the factors described below.
General and administrative expenses for the six months ended June 30, 2024 and 2023 were $30.9 million and $24.4 million, respectively, an increase of $6.5 million, or 27%. The increase in general and administrative expenses is primarily attributed to an increase of $7.6 million in employee-related costs, which includes stock-based compensation, partially offset by lower bad debt expense of $0.8 million.
Sales and marketing expenses for the three months ended June 30, 2024 and 2023 were $1.2 million and $1.6 million, respectively, a decrease of $0.4 million, or 25%. The decrease was primarily attributable to decreases in advertising, marketing research and royalty expenses of $0.4 million.
Professional fees for the six months ended June 30, 2024 and 2023 were $5.5 million and $3.7 million, respectively, an increase of $1.8 million, or 49%. The increase in professional fees was primarily attributable to increases in legal and accounting fees as compared to the same period in the prior year.
Depreciation and amortization expenses for the six months ended June 30, 2024 and 2023 were $7.4 million in each period which is consistent period over period.
There was no impairment expense for the six months ended June 30, 2024 compared to $21.0 million in the prior year for goodwill and intangible assets. During the six months ended June 30, 2023, management noted indicators of impairment related to CPG goodwill and intangible assets. As a result of the indicators and an assessment of impairments, we recorded impairment expense for goodwill and intangible assets of $14.1 million and $5.5 million, respectively. Additionally, during the six months ended June 30, 2023, management noted indicators of impairment related to retail intangible assets. As a result of the indicators and an assessment of impairments, we recorded impairment expense for intangible assets of $1.3 million.

Total Other Expense
Total other expense for the six months ended June 30, 2024 and 2023 was $3.4 million and $30.8 million, respectively, a decrease of $27.4 million, or 89%. A gain on the change in fair value of contingent liabilities and shares payable of $1.4 million was recognized during the six months ended June 30, 2024 as compared to a loss of $22.5 million during the six months ended June 30, 2023 resulting in a change of $23.9 million. The remainder of the change was due to a decrease in the loss on equity method investments of $2.2 million during the six months ended June 30, 2024 as compared to the prior year and a $1.0 million loan amendment fee recognized in the prior year.
Provision for Income Taxes
Provision for income taxes for the six months ended June 30, 2024 and 2023 was $1.0 million and $7.7 million, respectively, a favorable change of $6.7 million, or 87%. The favorable change in the provision for income taxes was the result of our change in tax position.
Non-GAAP Financial Measures
In addition to providing financial measurements based on GAAP, we provide additional financial metrics that are not defined under, prepared in accordance with or a standardized financial measure under GAAP. Management uses such non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision-making, for planning and forecasting purposes and to evaluate our financial performance. These non-GAAP financial measures (collectively, the “non-GAAP financial measures”) are:

EBITDA
Net Income (Loss) (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. This non-GAAP measure represents our current operating profitability and ability to generate cash flow.

Adjusted EBITDA
EBITDA (non-GAAP) adjusted for share-based compensation, stock appreciation rights expense, change in equity method investments, impairment expense for goodwill and intangible assets, change in fair value of derivative instruments, change in fair value of contingent liabilities and shares payable and certain debt-related fees. This non-GAAP measure represents our current operating profitability and ability to generate cash flow excluding non-recurring, irregular or one-time expenditures in order improve comparability.

Management believes that these non-GAAP financial measures assess our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies. Management also believes that these non-GAAP financial measures enable investors to evaluate our operating results and future prospects in the same manner as management. These non-GAAP financial measures may also exclude certain material non-cash items, expenses and gains and other adjustments that may be unusual in nature, infrequent or that we believe are not reflective of our ongoing operating results and performance.
As there are no standardized methods of calculating these non-GAAP financial measures, our methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others in the cannabis industry or otherwise. Accordingly, these non-GAAP financial measures are intended to provide additional information and are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity. Such non-GAAP financial measures should only be considered in conjunction with the GAAP financial measures presented herein and in our Financial Statements.
These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. In addition, we believe investors use both GAAP and non-GAAP measures to assess management’s past and future decisions associated with our priorities and allocation of capital, as well as to analyze how the business operates in, or responds to, swings in economic cycles or to other events that impact the cannabis industry.

These non-GAAP financial measures exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and performance. These non-GAAP financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity. These non-GAAP financial measures have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under GAAP. For example, certain of these non-GAAP financial measures:
•exclude certain tax payments that may reduce cash available to us;
•do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;
•do not reflect changes in, or cash requirements for, working capital needs; and
•do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on debt.
Other companies in the cannabis industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Adjusted EBITDA for the Three Months Ended June 30, 2024 and 2023 (non-GAAP)
The following table provides a reconciliation of our Net Income (Loss) to Adjusted EBITDA (non-GAAP) for the three months ended June 30, 2024 compared to three months ended June 30, 2023 (in thousands):

	Three Months Ended
	June 30,
	2024	2023
Net Income (Loss) (GAAP)	$10,039	$(24,952)
Depreciation and Amortization	3,723	3,570
Interest Expense	2,593	2,547
Provision for Income Taxes	203	5,293
EBITDA (Non-GAAP)	16,558	(13,542)
Adjustments:
Share-Based Compensation	3,621	1,532
Stock Appreciation Rights Expense	51	14
(Gain) Loss on Equity Method Investments	94	(36)
Impairment Expense for Intangible Assets	—	1,328
Change in Fair Value of Derivative Asset	(32)	143
Change in Fair Value of Contingent Liabilities and Shares Payable	(7,910)	19,100
Loan Amendment Fee	—	1,000
Adjusted EBITDA (Non-GAAP)	$12,382	$9,539
On a non-GAAP basis, we recorded Adjusted EBITDA (Non-GAAP) of $12.4 million for the three months ended June 30, 2024, compared to an Adjusted EBITDA (Non-GAAP) of $9.5 million for the three months ended June 30, 2023, a favorable variance of $2.9 million, or 31%. We recorded EBITDA (Non-GAAP) of $16.6 million for the three months ended June 30, 2024, compared to negative EBITDA (Non-GAAP) of $13.5 million for the three months ended June 30, 2023, a favorable change of $30.1 million, or 223%. Adjustments to EBITDA reported a decrease of $27.3 million for the three months ended June 30, 2024 compared to the same period in the prior year. The change was primarily driven by a favorable variance in the change in fair value of contingent liabilities and shares payable of $27.0 million, non-recurring impairment expense for intangibles of $1.3 million recognized in the prior year and $1.0 million loan amendment fee recognized in the prior year. This was partially offset by an increase in share-based compensation of $2.1 million as compared to the same period in the prior year.

Adjusted EBITDA for the Six Months Ended June 30, 2024 and 2023 (non-GAAP)
The following table provides a reconciliation of our Net Loss to Adjusted EBITDA (non-GAAP) for the six months ended June 30, 2024 compared to three months ended June 30, 2023 (in thousands):

	Six Months Ended
	June 30,
	2024	2023
Net Loss (GAAP)	$(8,230)	$(59,735)
Depreciation and Amortization	7,439	7,406
Interest Expense	4,799	4,627
Provision for Income Taxes	1,037	7,667
EBITDA (Non-GAAP)	5,045	(40,035)
Adjustments:
Share-Based Compensation	6,893	3,163
Stock Appreciation Rights Expense	396	14
Loss on Equity Method Investments	76	2,228
Impairment Expense for Goodwill	—	14,144
Impairment Expense for Intangible Assets	—	6,854
Change in Fair Value of Derivative Asset	(145)	130
Change in Fair Value of Contingent Liabilities and Shares Payable	(1,445)	22,510
Loan Amendment Fee	—	1,000
Adjusted EBITDA (Non-GAAP)	$10,820	$10,008
On a non-GAAP basis, we recorded Adjusted EBITDA (Non-GAAP) of $10.8 million for the six months ended June 30, 2024, compared to an Adjusted EBITDA (Non-GAAP) of $10.0 million for the six months ended June 30, 2023, a favorable variance of $0.8 million, or 8%. We recorded EBITDA (Non-GAAP) of $5.0 million for the six months ended June 30, 2024, compared to negative EBITDA (Non-GAAP) of $40.0 million for the six months ended June 30, 2023, a favorable change of $45.0 million, or 113%. Adjustments to EBITDA reported a decrease of $44.3 million for the six months ended June 30, 2024 compared to the same period in the prior year. The change was primarily driven by a favorable variance in the change in fair value of contingent liabilities and shares payable of $24.0 million, non-recurring impairment expense for goodwill and intangibles of $21.0 million recognized in the prior year, a decrease in loss on equity method investments of $2.2 million and a $1.0 million loan amendment fee recognized in the prior year. These were partially offset by an increase in share-based compensation of $3.7 million as compared to the same period in the prior year.
Selected Quarterly Information
A summary of selected information for each of the quarters presented is as follows (in thousands, except per share data):

	Revenues	Net Income (Loss) Before Non-Controlling Interest	Earnings (Loss) Per Share-Basic Attributable to the Company	Earnings (Loss) Per Share-Diluted Attributable to the Company
June 30, 2024	$53,938	$10,039	$0.08	$0.08
March 31, 2024	30,100	(18,269)	(0.30)	(0.30)
December 31, 2023	40,429	(38,115)	(0.58)	(0.58)
September 30, 2023	48,187	(210)	(0.10)	(0.10)
June 30, 2023	44,665	(24,952)	(0.39)	(0.39)
March 31, 2023	27,555	(34,783)	(0.52)	(0.52)
December 31, 2022	29,936	(13,912)	(0.28)	(0.28)
September 30, 2022	27,281	15,255	0.05	0.04

Revenue for the quarter ended June 30, 2024 was $53.9 million, an increase of $23.8 million, or 79%, as compared to revenue of $30.1 million for the quarter ended March 31, 2024. The increase in revenue was primarily due to increased biomass sales at the Camarillo Facility attributable to increased production which reported $39.1 million and $15.9 million for the quarters ended June 30, 2024 and March 31, 2024, respectively.
Revenue for the quarter ended March 31, 2024 was $30.1 million, a decrease of $10.3 million, or 26%, as compared to revenue of $40.4 million for the quarter ended December 31, 2023. The decrease in revenue was primarily due to decreased biomass sales at the Camarillo Facility due to the seasonality of plant cycle which reported $15.9 million and $26.9 million for the quarters ended March 31, 2024 and December 31, 2023, respectively.
Revenue for the quarter ended December 31, 2023 was $40.4 million, a decrease of $7.8 million, or 16%, as compared to revenue of $48.2 million for the quarter ended September 30, 2023. The decrease in revenue was primarily due to decreased biomass sales at the Camarillo Facility due to the seasonality of plant cycle which reported $26.9 million and $33.9 million for the quarters ended December 31, 2023 and September 30, 2023, respectively.
Revenue for the quarter ended September 30, 2023 was $48.2 million, an increase of $3.5 million, or 8%, as compared to revenue of $44.7 million for the quarter ended June 30, 2023. The increase in revenue was primarily due to higher biomass sales at the Camarillo Facility driven by increased production due to seasonality of plant cycle due the higher biomass sales at the Camarillo Facility of $3.2 million for the quarter ended September 30, 2023 as compared to the prior quarter.
Revenue for the quarter ended June 30, 2023 was $44.7 million, an increase of $17.1 million, or 62%, from $27.6 million for the quarter ended March 31, 2023. The increase in revenue was primarily due to higher biomass sales at the Camarillo Facility driven by increased production due to seasonality of plant cycle, and, to a lesser extent, an increase in average wholesale biomass pricing.
Revenue for the quarter ended March 31, 2023 was $27.6 million, a decrease of $2.4 million, or 8%, from $29.9 million for the quarter ended December 31, 2022. The decrease in revenue was due to the seasonality of plant cycle during the quarter ended March 31, 2023 as compared to the quarter ended December 31, 2022.
Revenue for the quarter ended December 31, 2022 was $29.9 million, an increase of $2.7 million, or 10% from $27.3 million for the quarter ended September 30, 2022. The increase in revenue during the fourth quarter of 2022 is primarily due to the acquisitions of the Natural Healing Center retail dispensaries located in Grover Beach, Lemoore and Morro Bay, California which reported $5.4 million in revenue as compared to nil during the third quarter of 2022.
Net income for the quarter ended June 30, 2024 was $10.0 million, which represents a favorable change of $28.3 million, or 155%, from a net loss of $18.3 million for the quarter ended March 31, 2024. The favorable change was primarily due to an increase of $16.1 million in gross profit and a favorable change of $14.4 million on the change in fair value of contingent liabilities and shares payable.
Net loss for the quarter ended March 31, 2024 was $18.3 million, which represents a favorable change of $19.8 million, or 52%, from a net loss of $38.1 million for the quarter ended December 31, 2023. The favorable change was primarily due to the decline in impairments recognized during the three months ended March 31, 2024, while $31.8 million of impairment was recognized during the three months ended December 31, 2023.
Net loss for the quarter ended December 31, 2023 was $38.1 million, which represents an unfavorable change of $37.9 million, or 18,050%, from a net loss of $0.2 million for the quarter ended September 30, 2023. The unfavorable change was primarily due to increased loss from operations related to intangible impairments coupled with increased total other expense during the quarter ended December 31, 2023 as compared to the third fiscal quarter of 2023.
Net loss for the quarter ended September 30, 2023 was $0.2 million, which represents a favorable change of $24.7 million, or 99%, from a net loss of $25.0 million for the quarter ended June 30, 2023. The favorable change was primarily due to loss on change in fair value of contingent liabilities and shares payable of $19.1 million reported during the quarter ended June 30, 2023 as compared to a gain of $4.0 million for the quarter ended September 30, 2023.
Net loss for the quarter ended June 30, 2023 was $25.0 million, which represents a favorable change of $9.8 million, or 28%, from net loss of $34.8 million for the quarter ended March 31, 2023. The favorable change was primarily due to an increase in gross profit coupled with a decrease in operating expenses for the quarter ended June 30, 2023.

Net loss for the quarter ended March 31, 2023 was $34.8 million, which represents an unfavorable change of $20.9 million, or 150%, from net loss of $13.9 million for the quarter ended December 31, 2022. The unfavorable change was due to impairment expense of $19.8 million recognized related to CPG goodwill and intangible assets during the quarter ended March 31, 2023.
Net loss for the quarter ended December 31, 2022 was $13.9 million, which represents an unfavorable change of $29.2 million, or 191%, from net income of $15.3 million for the quarter ended September 30, 2022. The unfavorable change was due to a gain on change in fair value of contingent liabilities recognized during the quarter ended September 30, 2022 of $31.1 million as compared to a loss on change in fair value of contingent liabilities of $2.1 million during the fourth quarter of 2022.
Liquidity and Capital Resources
Overview
Historically, our primary source of liquidity has been our operations, capital contributions made by equity investors and debt issuances. We are meeting our current operational obligations as they become due from our current working capital and from operations. However, we have sustained losses since inception and may require additional capital in the future. As of and for the six months ended June 30, 2024, we had an accumulated deficit of $199.3 million, a net loss attributable to the Company of $8.3 million and net cash provided by operating activities of $7.0 million. We estimate that based on current business operations and working capital, we will continue to meet our obligations as they become due in the short term. We are generating cash from revenues and deploying our capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing.
Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure. Our approach to managing liquidity is to ensure that we will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, we may continue to raise equity or debt capital from investors in order to meet liquidity needs. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to us.
Private Placement Financing
There were no private placement financings during the six months ended June 30, 2024.
Financial Condition
Cash Flows
The following table summarizes our Consolidated Statements of Cash Flows from the Financial Statements for the six months ended June 30, 2024 and 2023 (in thousands):

	Six Months Ended
	June 30,
	2024	2023
Net Cash Provided by Operating Activities	$7,025	$12,723
Net Cash Used in Investing Activities	(6,317)	(1,573)
Net Cash Used in Financing Activities	(7,353)	(2,604)
Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	(6,645)	8,546
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	32,524	14,144
Cash, Restricted Cash and Cash Equivalents, End of Period	$25,879	$22,690

Cash Flow from Operating Activities
Net cash provided by operating activities was $7.0 million for the six months ended June 30, 2024, a decrease of $5.7 million, or 45%, as compared to net cash provided by operating activities of $12.7 million for the six months ended June 30, 2023. We had an unfavorable change in adjustments to reconcile net loss to net cash provided by operating activities of $44.0 million and an unfavorable change in net operating assets and liabilities of $13.2 million for the six months ended June 30, 2024 as compared to the same period in the prior year. These amounts were offset by a decrease in net loss of $51.5 million for the six months ended June 30, 2024 as compared to the same period in the prior year.
Cash Flow from Investing Activities
Net cash used in investing activities was $6.3 million for the six months ended June 30, 2024, an increase of $4.7 million, or 294%, compared to net cash used in investing activities of $1.6 million for the six months ended June 30, 2023. This increase was primarily driven by capital expenditures to open the next phase of the Camarillo property during the six months ended June 30, 2024.
Cash Flow from Financing Activities
Net cash used in financing activities was $7.4 million for the six months ended June 30, 2024, an increase of $4.8 million, or 185%, compared to net cash used in financing activities of $2.6 million for the six months ended June 30, 2023. This increase was primarily driven by the increase in notes payable payments of $3.8 million and an increase in distributions to preferred shareholders of $1.1 million during the period ended June 30, 2024 compared to the same period in the prior year.
As discussed in the Liquidity and Capital Resources section above, our primary source of liquidity has been operations, capital contributions made by equity investors and debt issuances. In the event sufficient cash flow is not available from operating activities, we may continue to raise equity capital from investors in order to meet liquidity needs.
Contractual Obligations
We have contractual obligations to make future payments, including debt agreements and lease agreements from third parties.
The following table summarizes such obligations as of June 30, 2024 (in thousands):

	2024	2025	2026-2027	After 2027	Total
	(remaining)
Notes Payable to Third Parties	$3,777	$7,558	$50,703	$—	$62,038
Lease Obligations	1,598	2,925	5,012	5,263	14,798
Total Contractual Obligations	$5,375	$10,483	$55,715	$5,263	$76,836
Off-Balance Sheet Arrangements
As of the date of this MD&A, we do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition of including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.
Transactions with Related Parties During the Six Months Ended June 30, 2024
Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the financial statements, related party transactions and balances are as follows:
Consulting Agreement
Beach Front Property Management Inc., a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $11 thousand for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three months ended June 30, 2024 and 2023 were $35 thousand and $32 thousand, respectively. Consulting fees for the six months ended June 30, 2024 and 2023 were $70 thousand and $65 thousand, respectively.

Leases
Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213 thousand increasing to $243 thousand for years two to five. The lease was renewed for one year starting in October 2023. Rent expense for the three months ended June 30, 2024 and 2023 was $94 thousand and $61 thousand, respectively. Rent expense for the six months ended June 30, 2024 and 2023 was $187 thousand and $122 thousand, respectively.
3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64 thousand increasing to $69 thousand for year two and increasing five percent per annum thereafter. Rent expense for the three months ended June 30, 2024 and 2023 was $20 thousand and $19 thousand, respectively. Rent expense for the six months ended June 30, 2024 and 2023 was $40 thousand and $38 thousand, respectively.
Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commences on the first calendar day after the Company publicly announces the opening of the retail location at the leased property (the “Commencement Date”), provides for an initial monthly rent of $5 thousand starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment will be $144 thousand and increasing three percent per annum thereafter. Rent expense for the three months ended June 30, 2024 and 2023 was $68 thousand in each period. Rent expense for the six months ended June 30, 2024 and 2023 was $135 thousand in each period.
In August 2022, the Kazan Trust dated December 10, 2004, a trust owned by an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36 thousand increasing three percent per annum thereafter. Rent expense for the three months ended June 30, 2024 and 2023 was $9 thousand in each period. Rent expense for the six months ended June 30, 2024 and 2023 was $18 thousand in each period.
Critical Accounting Estimates
Use of Estimates
The preparation of the Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. We regularly evaluate significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results we experience may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, our future results of operations will be affected.
There have been no changes to our critical accounting estimates described in the Management’s Discussion and Analysis of financial condition and results of operations for the year ended December 31, 2023, available on SEDAR+ at www.sedarplus.ca, that have had a material impact on our condensed consolidated interim financial statements and related notes.
Changes in Accounting Policies Including Adoption
See Note 2 – Summary of Significant Accounting Policies to our Unaudited Condensed Interim Consolidated Financial Statements for a summary of recently adopted accounting pronouncements.

Recently Issued Accounting Pronouncements
See Note 2 – Summary of Significant Accounting Policies to our Unaudited Condensed Interim Consolidated Financial Statements for a summary of recently issued accounting pronouncements.
Other Risks and Uncertainties
Credit Risk
Credit risk is the risk of a potential loss to us if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of June 30, 2024 and December 31, 2023 is the carrying values of cash and cash equivalents, accounts receivable and notes receivable. We do not have significant credit risk with respect to our customers. All cash and cash equivalents are placed with major U.S. financial institutions. We provide credit to our customers in the normal course of business and have established credit evaluation and monitoring processes to mitigate credit risk but have limited risk as the majority of our sales are transacted with cash.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure. Our approach to managing liquidity risk is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of June 30, 2024 and December 31, 2023, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in Liquidity and Capital Resources. We have therefore depended on financing from sale of our equity and from debt financing to fund our operations. Overall, management does not expect the net cash contribution from its operations and investments to be positive in the near term, and we therefore expect to rely on financing from equity or debt.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. Our financial liabilities have fixed rates of interest and therefore expose us to a limited interest rate fair value risk.
Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. Our investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Tax Risk
Tax risk is the risk of changes in the tax environment that would have a material adverse effect on our business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on our operations, while any decrease in such tax levies will be beneficial to future operations.

REGULATORY ENVIRONMENT: ISSUERS WITH CANNABIS-RELATED ASSETS IN THE UNITED STATES
In accordance with Staff Notice 51-352, below is a discussion of the current federal and California regulatory regimes where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the U.S. regulated cannabis industry.
In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the U.S. regulated cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations will be promptly disclosed by the Company.
The Company derives its revenues from the cannabis industry in California, and the industry is illegal under U.S. federal law.
The Company is involved (through its licensed subsidiaries) in the regulated cannabis industry in the U.S. where state, local and territorial laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, sale and distribution of cannabis and hold licenses in the adult-use and/or medicinal cannabis marketplace in the state of California.
The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities.
As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is 100%.

U.S. Federal Overview
The Controlled Substances Act
The U.S. federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis (referred to under the CSA as marijuana, and defined as all parts of the plant cannabis sativa L. containing more than 0.3% tetrahydrocannabinol (THC))1, in one of five (5) different schedules. Cannabis, except hemp containing less than 0.3% (on a dry weight basis) of the psychoactive ingredient in cannabis, is currently classified as a Schedule I drug. As a Schedule I drug, the federal U.S. Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision2. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis, as accepted by physicians, researchers, patients, and others. As evidence of this, the U.S. Food and Drug Administration (“FDA”) on June 25, 2018, approved Epidiolex an oral solution with an active ingredient, CBD, that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox- Gastaut syndrome and Dravet syndrome, in patients two years of age and older. Epidiolex was initially placed on Schedule V, the least restrictive schedule of the CSA. On April 6, 2020, the U.S. Drug Enforcement Administration (“DEA”) removed Epidiolex entirely from the CSA. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical component of cannabis that does not contain the intoxicating properties of tetrahydrocannabinol (“THC”), the primary psychoactive component of cannabis3. The Company believes the CSA categorization of cannabis as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, that it has medicinal properties, and that it can be safely administered4.
The federal position is also not necessarily consistent with democratic approval of cannabis at certain state, local and territorial government levels in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state and local level in the U.S. Certain state, local and territorial laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state, local and territorial laws, strict compliance with state, local and territorial laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.
Nonetheless, 46 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized or decriminalized some form of cannabis for medical use, while 24 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. As more and more states and territories legalized medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.
1 Unless otherwise noted herein, we use cannabis and marijuana interchangeably.
2 21 U.S.C. 812(b)(1).
3 Cannabis containing THC in excess of 0.3% on a dry weight basis is defined federally as marijuana. The federal definition of marijuana is commonly incorporated into state laws and regulations.
4See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”)5. The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that state jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office’s cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.
Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he felt that enforcement of the federal cannabis prohibition against state-licensed cannabis businesses would not be a priority target of Department of Justice resources, and no formal enforcement policy has been issued to date. There is no guarantee that state, local and territorial laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state, local and territorial laws within their respective jurisdictions. Unless and until the U.S. congress (“Congress”) amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.
As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:
1.Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
2.Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);
3.Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states and territories where cannabis is not permitted by state or territorial law, or across any state or territorial lines in general;
6.Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti- money laundering statutes; and
7.Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.
5See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring” section herein for additional details.
One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the fiscal years 2015, 2016, 2017, 2018, 2019, 2020, 2021 and 2022 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce- Leahy” Amendment, but it is referred to in this MD&A as the “Rohrabacher-Farr Amendment”). The Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act, 2023 and signed into law by President Biden on December 29, 2022. The Rohrabacher-Farr Amendment will remain in effect through the fiscal year, which ends September 30, 2024. There is no guarantee that the Rohrabacher-Farr Amendment will be included in the omnibus appropriation package or a continuing budget resolution once the current spending bill expires.
On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the CSA, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. This review could result in efforts to remove cannabis from Schedule I of the CSA, and such efforts are formally underway as of the date of this MD&A. On August 30, 2023, the Department of Health and Human Services published its recommendation that marijuana should be moved to Schedule III. In April 2024, the DEA presented a proposed change rescheduling cannabis to Schedule III and opened a public comment period. That public comment period ended on July 22, 2024. The vast majority of the thousands of comments received were in favor of rescheduling. In response, two leading congressional Republicans, Rep. Cathy McMorris Rogers, who chairs the House Energy and Commerce Committee, and Rep. Brett Guthrie, who chairs the Subcommittee on Health, wrote a letter to the DOJ and the Department of Health and Human Services questioning the rescheduling process as constituting “unusual circumstances” and suggesting the DEA has doubts about rescheduling. The lawmakers pointed out that the proposed rule itself states that the “DEA has not yet made a determination as to its views of the appropriate schedule for marijuana.” Following the close of public comment, a final rule is expected in the coming months, though the DOJ may wait until after the 2024 election to publish the final rule.
The DEA has the final say in whether to change marijuana’s scheduling and is not bound to abide by the recommendations of the Department of Health and Human Services. Additionally, changing marijuana’s scheduling under the CSA is not equivalent to decriminalizing cannabis use, and would serve to alter, but not eliminate, federal regulation of marijuana. Altering the scheduling would mean the federal government acknowledges some medical uses of marijuana, but would not change its current status as a controlled substance prohibited for most uses under federal law. If the DEA does not act to alter the scheduling of marijuana, Congress could take legislative action to remove marijuana from Schedule I, either choosing to move it to another schedule, create a new schedule or classification for marijuana under the CSA, or remove marijuana as a controlled substance altogether.
On December 2, 2022, President Biden signed into law H.R. 8454, the “Medical Marijuana and Cannabidiol Research Expansion Act,” (the “Research Expansion Act”) which establishes a new registration process for conducting research on marijuana and for manufacturing marijuana products for research purposes and drug development. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history. Among other things, the Research Expansion Act; (i) directs the DEA to register practitioners to conduct cannabis and CBD research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the DHHS to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions such as epilepsy, and the impact of cannabis on adolescent brain development.

On September 27, 2023, the Senate Banking Committee passed the Secure and Fair Enforcement Regulation Banking Act (“SAFER Banking Act”) out of committee. The SAFER Banking Act is now pending a vote of the full Senate. While some banks, credit unions and other financial services providers will provide banking services to the regulated cannabis industry, the majority of medicinal or recreational cannabis businesses do not participate in traditional banking systems due to the risks of federal prosecution. The SAFER Banking Act would include safe harbor from certain criminal, civil and administrative penalties which may otherwise result due to the status of marijuana under federal law or on the basis of a banking institution’s provision of financial services to a business that violates federal law. While marijuana would remain federally illegal under the SAFER Banking Act, the law would resolve existing tensions between federal and state law with respect to banking, lending to, and insuring a state or territorial-legal cannabis business. The SAFER Banking Act would create guidelines and restrictions surrounding due diligence of regulated cannabis businesses and ongoing monitoring for specific activities, essentially bringing the regulated cannabis industry in line with other highly regulated industries which are permitted to use traditional banking institutions.
Pending enactment of the SAFER Banking Act, the current FinCEN guidance (FIN-2014-G001, issued February 14, 2014) remains in line with the Cole Memorandum and details due diligence requirements, the requirement to file regular Suspicious Activity Reports for cannabis-related businesses, and compliance with Currency Transaction Reports. Existing guidelines permit banking institutions to service the regulated cannabis industry if they follow strict guidelines and comply with regular mandatory reporting relating to those entities.
Nevertheless, as of the date of this MD&A, cannabis remains a Schedule I controlled substance at the federal level. The U.S. federal government has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states and territories where the sale and use of cannabis is currently legal, or if existing applicable state, local and territorial laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.
There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect regulated medical and recreational cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state and territorial-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states and territories to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states and territories are free today to decide policies governing the distribution of alcohol or tobacco.
Money Laundering Laws
Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA’s current categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states and territories that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service marijuana-related businesses operating under state or territorial law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state or territory and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:
1.Verifying with the appropriate state and territorial authorities whether the business is duly licensed and registered;
2.Reviewing the license application (and related documentation) submitted by the business for obtaining a state or territorial license to operate its marijuana-related business;
3.Requesting from state or territorial licensing and enforcement authorities available information about the business and related parties;
4.Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);
5.Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.
With respect to information regarding state and territorial licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state and territorial licensing authorities, where states and territories make such information available.
Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not materially increased banks’ willingness to provide services to regulated cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each regulated cannabis business they accept as a customer.
The few state-chartered banks and/or credit unions that have agreed to work with marijuana-related businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana-related businesses at any time and without notice, these state- charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana-related businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the cannabis industry charge marijuana-related businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

The former Secretary of the U.S. Department of the Treasury, Steven Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.6 The current Secretary of the Treasury, Janet Yellen, has not really articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.
In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.
In the absence of comprehensive reform of U.S. federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state and territorial-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor guidance to financial institutions that work with U.S. regulated cannabis businesses. The SAFE Banking Act has since been introduced and has passed the U.S. House of Representatives several times, but has not been passed by the U.S. Senate. The SAFE Banking Act has also been proposed as a rider to federal annual budget bills and the National Defense Appropriations Act. However, such attempts have failed, most recently with respect to inclusion in the Consolidated Appropriate Act, signed by President Biden on December 29, 2022. While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.
Federal Taxation of Cannabis Businesses
An additional challenge to cannabis-related businesses is that the provisions of Section 280E of the Internal Revenue Code of 1986, as amended (“Section 280E”) are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state and territorial laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted somewhat narrowly and disparately depending upon the type of cannabis vertical (e.g., cultivation, manufacturing and distribution)., and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state and territorial-legal cannabis industry are subject to higher effective tax rates and thus may be less profitable than they would otherwise be. It should be noted that because Section 280E applies only to activities involving controlled substances within the meaning of Schedule I or II of the CSA, the DEA’s proposed re-scheduling of marijuana from Schedule I to Schedule III would allow U.S. regulated cannabis businesses to deduct all of their business expenses on federal tax filings without any prohibitions under Section 280E.
6 Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants- marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin-- Treasury-is-reviewing-cannabis-policies/.

Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, former President Donald Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115- 334, (popularly known as the “2018 Farm Bill”) into law.7 Under the 2018 Farm Bill, industrial and commercial hemp are no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.
Despite the removal of CBD extracted from hemp and other hemp extracts produced under authorized state hemp programs excluded from the CSA, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement.8 However, on January 26, 2023, the FDA concluded that a new regulatory pathway for CBD is needed that balances individual’s desire for access to CBD products with the regulatory oversight needed to manage risks. The FDA is seeking support from Congress to develop a new regulatory pathway.
On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, adult-use cannabis ballot initiatives passed. Similarly, adult-use passed in Montana, medical use passed in Mississippi, and both adult-use and medical use passed in South Dakota; the legalization of adult-use in South Dakota was later nullified by state courts for procedural reasons. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly. In the 2022 election cycle, voters in Arkansas, North Dakota and South Dakota rejected ballot measures aimed at legalizing recreational use of cannabis while in two other states, Maryland and Missouri, voters approved measures legalizing cannabis for adult use.
The results of the 2022 Congressional elections may impact the likelihood of any future legal developments regarding cannabis at the U.S. federal level, including the passage of the CAOA, the SAFE Banking Act and the MORE Act. While President Biden campaigned on a platform that included cannabis decriminalization and, as noted above, has taken steps to review current federal agency policy concerning cannabis, the Republicans, who have tended to be less supportive than Democrats of federal cannabis reforms, gained majority control of the United States House of Representatives, which could impact future prospects for federal cannabis reform legislation.
In May of 2024, the House Agriculture Committee unveiled a draft of the 2024 Farm Bill, which would build upon federal legalization of hemp in several meaningful ways. Importantly, the draft would revise the definition of hemp, creating separate categories for producers who grow the crop for cannabinoid extraction for human and animal consumption and for “industrial hemp” producers who cultivate it for fiber, grain, oil, and seed not intended for consumption. Farmers growing hemp to extract cannabinoids for human or animal consumption would continue to be subject to more intensive inspections and laboratory testing, while industrial hemp producers would see some exemptions.
The results of the 2024 elections may impact the likelihood of any legal developments regarding cannabis at the federal level as well. In early July 2024, President Biden announced he was ending his campaign for re-election. Vice President Kamala Harris, the anticipated replacement nominee on the Democratic ticket, previously introduced legislation to decriminalize marijuana while serving in the United States Senate. Former President Donald Trump has indicated he prefers the issue to be decided at the state and territorial levels. The balance of power in both the United States House of Representatives and the United States Senate may also change as a result of the 2024 elections, which could impact future prospects for federal cannabis reform legislation.
7 H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.
8 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

Service Providers
As a result of any adverse change to the approach in enforcement of U.S. federal cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition, or prospects.
Ability to Access Capital
Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under anti-money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.
The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures and to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are commercially reasonable or otherwise acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.
If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of Equity Shares.
Heightened Scrutiny by Regulatory Authorities
For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.
Changes to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in Canada, the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state or territorial jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the state in which the Company currently operates may have a material adverse effect on the Company’s business, financial condition, and results of operations. See the “Risk Factors” section of the Annual Information Form for additional details.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section of the Annual Information Form for additional details. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.
Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.
In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the Company’s equity shares are listed on a stock exchange, it would have a material adverse effect on the ability of such holders to make and settle trades. In particular, such equity would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange.
Compliance and Monitoring
As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable state and local licenses to cultivate, manufacture, possess, and/or distribute cannabis in California, and (b) is in good standing and in material compliance with California’s cannabis regulatory program. The Company is in material compliance with its obligations under state and local laws related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension, non-renewal or revocation of any relevant license.
The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in the state where we operate through our compliance department, outside government relations consultants, cannabis industry groups and legal counsel.
The compliance department is managed by our General Counsel and Corporate Secretary, Benjamin Vega (the “General Counsel”). The Company’s compliance department is charged with knowing the local regulatory process in the State of California and is responsible for monitoring developments with their state and local agencies and governing bodies. The compliance department regularly reports regulatory developments to the Company’s General Counsel through written and oral communications and is charged with the creation and implementation of plans regarding all regulatory developments. The Company’s General Counsel works with external legal advisors in California to ensure that the Company is in on-going compliance with applicable state and local laws and regulations.

Although the Company believes that its business activities are materially compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the regulated cannabis industry in California, which industry is currently illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local laws, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.
In addition to the above disclosure, please see the “Risk Factors” section of the Annual Information Form for further risk factors associated with the operations of the Company and the Company.
California Legal Framework and How It Affects Our Business
California Licensing Scheme
California’s licensing body for medical and adult-use cannabis is the Department of Cannabis Control (“DCC”). There is no limit to the number licenses California may issue; however, some local jurisdictions have a limit on the number of licenses they will issue. Each license grants one licensed premise and the main classes of licenses are: cultivation, retailer, distributor, manufacturer, microbusiness, event organizer, and testing laboratory. Additionally, a license may not be held by, or issued to, any person holding office in, or employed by, any agency of the State of California or any of its political subdivisions when the duties of such person are associated with enforcement of laws or regulations regarding cannabis or cannabis products. There are no requirements for vertical integration; however, California does define specific cultivation license types by canopy size.
California Medical Patient Requirements
Edibles labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 500mg THC per package (adult use limit is 100mg THC/package). Topicals labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 2000mg THC per package (adult use limit is 1000mg THC/package).
California Recent and Proposed Legislation
On October 6, 2021, California Governor Gavin Newsom signed Assembly Bill 45 (“AB 45”) into law. AB 45 permits the manufacture and sale of products that contain hemp derived CBD including foods, beverages, dietary supplements, cosmetics, and pet products. Under AB 45, the California Department of Public Health (“CDPH”) will serve as the primary regulator of hemp derived CBD products. The CDPH has three primary requirements to manufacture and sell hemp products in California: (1) possess a license or registration for your specific commodity (such as processed food registration); (2) obtain an Industrial Hemp Enrollment and Oversight (“IHEO”) authorization for each commodity; and (3) comply with CDPH law, such as the Sherman Food, Drug and Cosmetic law and the 2018 Farm Bill. The DCC’s plan to integrate industrial hemp into the cannabis supply chain remains to be released and approved.
For a detailed description of risk factors associated with the Company and its operations, please see the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2023, available on SEDAR+ at www.sedarplus.ca.

Shareholders’ Equity
As of June 30, 2024 and December 31, 2023, our authorized share capital is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.
Multiple Voting Shares
We are authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three (3)-year sunset period that would have expired on June 29, 2024. At our annual general and special meeting of shareholders held on June 23, 2023, shareholders passed a special resolution to amend the Articles to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.
Equity Shares
The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.
In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).
Exchangeable Shares of MPB Acquisition Corp.
Exchangeable Shares are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), our wholly-owned subsidiary, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges their Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.
We treat the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on our equity. Pursuant to the terms of the Exchangeable Shares, we and MPB are required to maintain the economic equivalency of such Exchangeable Shares with our publicly traded Equity Shares. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in our assets as the holders of the Equity Shares. We have presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

Preferred Shares of GH Group, Inc.
The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 50,000,000 of which 45,000,000 shares are designated as shares of Series A Preferred Shares (“GH Group Series A Preferred”), 55,000 shares are designated as shares of Series B Preferred Shares (“GH Group Series B Preferred”), 5,000 shares of Series C Preferred Shares (“GH Group Series C Preferred”) and 15,000 shares of Series D Preferred Shares (“GH Group Series D Preferred”). Holders of the GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and are not convertible. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to it stockholders, before any payment shall be made to the holders of GH Group common stock, of which holders of GH Group Series B Preferred are to receive payment prior to holders of GH Group Series A Preferred, GH Group Series C Preferred and GH Group Series D Preferred. GH Group has the right to redeem all or a portion of the GH Group Preferred Shares from a holder for an amount equal to the liquidation value and all unpaid accrued and accumulated dividends.
The GH Group Series A Preferred carries a 15% cumulative dividend rate, which increases by 5% in the year following the first anniversary of the date of issuance. The GH Group Series B Preferred and the GH Group Series C Preferred carry a 20% cumulative dividend rate, which increases by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The GH Group Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. Dividends are payable if and when declared by GH Group’s board of directors.
There were nil shares of the GH Group Series A Preferred issued and outstanding as of June 30, 2024 and December 31, 2023; there were 49,969 shares of the GH Group Series B Preferred issued and outstanding as of June 30, 2024 and December 31, 2023; there were 5,000 shares of the GH Group Series C Preferred issued and outstanding as of June 30, 2024 and December 31, 2023; and there were 15,000 shares of the GH Group Series D Preferred issued and outstanding as of June 30, 2024 and December 31, 2023.
Shares Outstanding
As of July 31, 2024, we had 4,754,979 Multiple Voting Shares and 66,539,796 Equity Shares issued and outstanding. There were 7,831,555 Exchangeable Shares issued and outstanding in the capital of MPB Acquisition Corp. In addition, we had an aggregate of 44,522,347 warrants, 1,122,457 stock options and 3,529,433 RSUs outstanding as of July 31, 2024.
The following table summarizes the Equity Shares that were issued and outstanding as of July 31, 2024:

Equity Shares	Issued and Outstanding
Subordinate Voting Shares (SVS)	9,304,392
Restricted Voting Shares (RVS)	4,549,413
Limited Voting Shares (LVS)	52,685,991
66,539,796

Cautionary Note Regarding Forward-Looking Information
This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “continues,” “forecasts,” “projects,” “predicts,” “intends,” “anticipates” or “believes,” or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. Forward looking statements include, but are not limited to: statements concerning the completion of, and matters relating to, the various proposed transactions discussed by us herein and the expected timing related thereto; our expected operations, financial results and condition; general economic trends; expectations of market size and growth in the United States and California, the State we operate in; cannabis cultivation, production and extraction capacity estimates and projections; additional funding requirements; our future objectives and strategies to achieve those objectives; our estimated cash flow and capitalization and adequacy thereof; and other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.
Inherent in forward-looking statements are risks, uncertainties, and other factors beyond our ability to predict or control. Factors that could cause such differences include, but are not limited to: cannabis is a controlled substance under applicable legislation; the enforcement of cannabis laws could change; differing regulatory requirements across jurisdictions may hinder economies of scale; legal, regulatory or other political change; the unpredictable nature of the cannabis industry; regulatory scrutiny; the impact of regulatory scrutiny on the ability to raise capital; anti-money laundering laws and regulations; any reclassification of cannabis or changes in the federal legality and regulation of U.S. controlled substances; restrictions on the availability of favorable locations; enforceability of contracts; general regulatory and licensing risks; California regulatory regime and transfer and grant of licenses; limitations on ownership of licenses; regulatory action from the Food and Drug Administration; competition; ability to attract and retain customers; unfavorable publicity or consumer perception; results of future clinical research and/or controversy surrounding vaporizers and vaporizer products; limited market data and difficulty to forecast; constraints on marketing products; execution of our business strategy; reliance on management; ability to establish and maintain effective internal control over financial reporting; competition from synthetic production and technological advances; fraudulent or illegal activity by employees, contractors and consultants; product liability and recalls; risks related to product development and identifying markets for sale; dependence on suppliers, manufacturers, and contractors; reliance on inputs; reliance on equipment and skilled labor; service providers; litigation and any unexpected outcomes thereof; intellectual property risks; information technology systems, cyber-attacks, security, and privacy breaches; bonding and insurance coverage; transportation; energy costs; risks inherent in an agricultural business; management of growth; risks of leverage; future acquisitions or dispositions; difficulty attracting and retaining personnel; and past performance not being indicative of future results.
Readers are cautioned that the factors outlined herein are not an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any of our future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Accordingly, readers should not place undue reliance on forward-looking statements. We undertake no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If we do update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.
Disclosure Controls and Internal Control over Financial Reporting
In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”).

Disclosure Controls and Procedures
In accordance with NI 52-109, management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), have evaluated the effectiveness of our DCP. Based on the evaluation of our DCP as of June 30, 2024, our CEO and CFO concluded that, as a result of the material weaknesses in our ICFR described below, our DCP were not effective as of such date.
Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act in relation to criteria described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable U.S. GAAP. Internal control over financial reporting should include those policies and procedures that establish the following:
•maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;
•reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
•receipts and expenditures are only being made in accordance with authorizations of management and our board of directors; and
•reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial instruments.
A material weakness is a deficiency, or combination of control deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
Management has concluded that as of June 30, 2024, our DCP were not effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act or under applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure. As a result, management noted the following material weaknesses:
As of December 31, 2023 we have material weaknesses in our ICFR relating to use of estimates and assumptions that affect the reported amounts of certain assets and liabilities at the dates of the Financial Statements and the reported amount of total expenses during the reporting period. We did not appropriately review the accounting treatment relating to the accounting for complex financing transactions and for business combinations. We did not appropriately assess our distributor agreements for appropriate accounting treatments. We did not regularly perform an analysis and review of the costs and valuation of our CPG raw materials and CPG and retail finished goods. We did not appropriately account for impairments for our long-lived assets and goodwill resulting in changes in the impairment of goodwill. We did not appropriately identify all acquired intangible assets, resulting in changes to the purchase price allocation. We did not appropriately assess the terms and conditions related to the GH Group Preferred Shares issued during the year, did not properly value the Equity Shares issued in one of the business combinations that closed during the year and did not identify and account for certain deferred Equity Share issuances that are a part of the consideration of the acquisitions that closed during the year. As a result, we corrected the classification and the recorded amounts related to the GH Group Series B Preferred Shares and the treatment and valuation of the acquisition transactions. No other material errors were identified in the Financial Statements as a result of the material weaknesses. These material weaknesses create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

Remediation of Material Weakness in ICFR
Management, with oversight from the audit committee, will implement remediation measures related to the material weaknesses identified. We will implement a plan which includes providing more comprehensive and timely training to control owners related to non-routine transactions. We will proactively hire additional personnel with requisite skills to review complex non-routine transactions including, but not limited to asset acquisition and credit worthiness of the holders of our financial instruments and accounting for distribution agreements. Additionally, management will incorporate additional and timely reviews of updated costing and valuations of inventory by experienced employees. Management believes these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above. We will continue to monitor and evaluate the effectiveness of our ICFR over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.
No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in our ICFR in the future. Management, including the CEO and CFO, does not expect that disclosure controls and procedures or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weakness. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.
Limitations of Controls and Procedures
Our management, including our CEO and CFO, believes that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Additional Information
Additional information relating to the Company, including our Annual Information Form for the year ended December 31, 2023, is available on SEDAR+ at www.sedarplus.ca.